Via Facsimile and U.S. Mail
Mail Stop 6010

January 28, 2009

Andrew D. Reddick
President & Chief Executive Officer
Acura Pharmaceuticals, Inc.
616 N. North Court, Suite 120
Palatine, Illinois 60067

Re: **Acura Pharmaceuticals, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed March 5, 2008
        File No. 001-10113

Dear Mr. Reddick:

We have reviewed your November 19, 2008 response to our November 5, 2008 letter and have the following additional comment. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K For The Year Ended December 31, 2007

Consolidated Financial Statements, page F-1

Notes To Consolidated Financial Statements, page F-8

Note B – License, Development, and Commercialization Agreement, page F-14

1. Refer to your response to our Comment number four. On page 40, under Revenue Recognition and Deferred Program Fee Revenue, you state that you "have assigned a portion of the program fee revenue to each of the product candidates included under the Agreement and recognize the program fee revenue ratably over our estimate of the development period for each of the products under the Agreement with King." You disclose that this development period ends in November 2009. In your Response Letter you state that "With King's oversight, we will conduct all Acurox Tablet development activities through approval of a

505(b)(2) New Drug Application ("NDA")…". Please disclose what specific factors you applied in arriving at the November 2009 end of the development period for each product candidate. Include how you are able to determine that the NDA will be approved by that time. Describe the nature and extent of your obligations under the agreement after the NDA is approved.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant